January 12, 2021
Stuart M. Falber

By Electronic Submission	+1 617 526 6663 (t)
+1 617 526 5000 (f)
wilmerhale.com
U.S. Securities and Exchange Commission	Stuart.Falber@wilmerhale.com
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Jason Drory

Re:	Decibel Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted December 11, 2020 CIK No. 0001656536

Ladies and Gentlemen:

On behalf of Decibel Therapeutics, Inc. (the “Company”), we are responding to the comments contained in the letter dated January 7, 2021 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Laurence Reid, the Company’s President and Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is confidentially submitting an amendment to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Amended Draft Registration Statement.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1 submitted on December 11, 2020

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    New York    Palo Alto    San Francisco     Washington

January 12, 2021

PROSPECTUS SUMMARY

Overview, page 1

1.	Please revise the “Overview” section on page 1 to highlight that your gene therapy programs are preclinical.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 90 and 112 of the Amended Draft Registration Statement.

Gene Therapies for Congenital, Monogenic Hearing Loss, page 2

2.

We note your statement here that “DB-OTO enabled a robust restoration of hearing” as well as similar statements elsewhere in the prospectus where you describe your product candidates as “result[ing] in robust regeneration of hair cells.” Given the early stage of development, and your statements that your results in your preclinical studies may not be indicative of results obtained in later trials, these statements are overly speculative and inappropriate. Please remove these statements from the descriptions of your product candidates.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 113, 115, 131 and 132 of the Amended Draft Registration Statement.

Collaboration with Regeneron, page 4

3.

We note that you are developing DB-OTO, AAV.103 and AAV.104 with Regeneron. We also note your disclosure on page 92 that you potentially owe certain royalty payments to Regeneron with respect to DB-ATO. Please update your disclosure on page 4 to identify DB-ATO as a product candidate that you are developing with Regeneron or otherwise advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 92, 93, 139 and 140 of the Amended Draft Registration Statement to clarify that ATOH1, the target of the DB-ATO program, was removed from the collaboration in October 2020 and that the DB-ATO program is no longer being developed in collaboration with Regeneron.

Our Pipeline, page 5

4.

Please revise the pipeline table here and on page 113 to include individual columns for each of the three phases of clinical development (i.e., include separate columns for phases 2 and 3). In addition, we note the inclusion of your Discovery program in the

January 12, 2021

pipeline table. Given the status of development and the lack of disclosure regarding this program in your business section, please explain why this program is sufficiently material to your business to warrant inclusion in your pipeline table or remove.

Response:

In response to the Staff’s comment, the Company has revised the pipeline table on pages 5 and 115 of the Amended Draft Registration Statement to address the phases of clinical development. The Company has also revised page 132 of the Amended Draft Registration Statement to add additional disclosure regarding the “Discovery” program as the Company believes that the program is one of its major programs comparable to the other programs listed in the pipeline table.

Implications of Being an Emerging Growth Company, page 7

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

SUMMARY CONSOLIDATED FINANCIAL DATA, page 11

6.

Please expand footnote (1) to explain how you determined the number of common shares included in your pro forma earnings per share related to the the automatic conversion of your preferred stock. In this regard, it appears that changes made to the conversion terms of your Series A, B and C preferred stock subsequent to September 30, 2020 resulted in changes to the number of common stock issuable upon conversion as disclosed on pages F-27 and F-52. Address this comment as it relates to footnote (1) to your Selected Financial Data.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 88 and 89 of the Amended Draft Registration Statement.

RISK FACTORS

Our rights to develop and commercialize any product candidates are subject and may in the future be subject..., page 40

January 12, 2021

7.	Please revise to identify the product candidates that are or may be subject to march-in rights.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of the Amended Draft Registration Statement.

USE OF PROCEEDS, page 79

8.

We note that you intend to use a portion of the net proceeds to fund the development of your various gene therapy programs and DB-020. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates, namely DB-020, DB-OTO and DB-ATO.

Response:

The Company acknowledges the Staff’s comment and will include disclosure that is responsive to the comment in a future filing of the Registration Statement at such time as it includes the anticipated proceeds from the offering in the Registration Statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Restructuring, page 95

9.

We note that the you terminated 45 full-time employees in connection with your restructuring, which appears to be over half of the workforce. Please update the disclosure to include a description of the magnitude of the reduction in force. In addition, please include a brief description of the specific reason for the restructuring and consider including a specific risk factor discussion highlighting the reorganization.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended Draft Registration Statement to include a description of the magnitude of the reduction in force and to elaborate on the reasons for the restructuring. In addition, the Company has included an additional risk factor on page 68 of the Amended Draft Registration Statement to highlight the risks associated with the restructuring.

Critical Accounting Policies and Significant Judgement and Estimates Stock-Based Compensation, page 105

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading

January 12, 2021

up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. In this regard, we note your December grant of stock options to purchase 14 million shares of common stock to your employees and consultants appears outside of your typical option grants during prior periods. Please discuss with the staff how to submit your response.

Response:

The Company acknowledges the Staff’s comment and confirms that, once the Company has an estimated offering price or range, the Company will provide an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

BUSINESS, page 110

11.

We note your disclosure of certain preclinical study results throughout this section and elsewhere in your draft registration statement. For example only, we note your disclosure that you “have evaluated in several preclinical studies, including dose-response studies, the dependence of OTOF expression and functional recovery on dosing increments at one month-post DB-OTO infusion,” but do not include material details regarding the study specifics. Please describe additional material information about the studies, including, the number of participants, the method by which the product candidates were administered, the primary and secondary endpoints, if applicable, and a discussion of any adverse events for each of your material preclinical studies to date.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 126 to 129, 131 to 132 and 134 to 135 of the Amended Draft Registration Statement. The Company notes that the referenced preclinical studies were all conducted with mice, other rodents or non-human primates and do not have endpoints and that, given the nature of the studies, the Company does not record adverse events in the manner adverse events are recorded in a clinical trial.

Diagnosis and Treatment of Hearing Loss, page 116

January 12, 2021

12.

We note your disclosure that an independent study looked at “Word Recognition with Normal Hearing v. Cochlear Implants.” Please disclose the source for this information as well as the number of individuals studied.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Amended Draft Registration Statement.

Preclinical Safety, page 127

13.

We note your disclosure that based on pre-IND feedback from the FDA, you are currently conducting preclinical studies to support your planned submission. Please provide additional material details on the ongoing preclinical studies and include details, such as, type of study, number of participants, primary and secondary endpoints, if applicable, and anticipated completion date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 129 and 130 of the Amended Draft Registration Statement.

Clinical Trials, page 132

14.

We note your disclosure that, “DB-020 was well-tolerated with adverse events generally mild to moderate.” To the extent a serious adverse event has occurred, please clearly disclose the event and the number of affected patients.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended Draft Registration Statement.

Intellectual Property, page 134

15.

We note your disclosure on the intellectual property protection you have for DB-OTO and DB-020. Please expand your disclosure to include a discussion on the intellectual property protection you have for DB-ATO.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 137 of the Amended Draft Registration Statement.

License and Collaboration Agreement with Regeneron Pharmaceuticals, Inc., page 137

January 12, 2021

16.

Please revise to disclose the amounts paid to date and when the royalty term is currently expected to expire. In addition, please revise your disclosure on the royalty range to disclose a royalty range of not more than 10 percentage points.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and 140 of the Amended Draft Registration Statement to disclose the amounts paid to date and when the royalty term is currently expected to expire and provide more specificity on the royalty range. The Company also respectfully advises the Staff that the terms of the Regeneron Agreement provide for a royalty range of more than 10 percentage points as detailed in the disclosure.

License Agreements with The Regents of The University of California and the University of Florida Research Foundation, Incorporated, page 138

17.	Please disclose when the last of the patent rights licensed under the UCSF and UCSF Licenses are scheduled to expire.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 141 and 142 of the Amended Draft Registration Statement.

License Agreement with The Curators of the University of Missouri, page 140

18.	Please disclose the upfront fee and when the last of the patent rights licensed under the University of Missouri License is scheduled to expire.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 142 and 143 of the Amended Draft Registration Statement.

Note 17. Subsequent Events Amendment to the Regeneron Agreement, page F-37

19.

We note that you issued 10,000,000 shares of your Series C preferred stock to Regeneron in consideration for its entry into the amendment to the Regeneron Agreement. Please explain, with reference to authoritative literature, how you accounted for this issuance, including the determination of fair value.

Response:

The Company respectfully advises the Staff that the 10,000,000 shares of Series C preferred stock issued to Regeneron in consideration for Regeneron’s entry into the amendment to the Regeneron Agreement dated October 5, 2020 will be accounted for as an issuance of shares at issuance date fair value and a reduction of the consideration received from Regeneron for that same amount.

The Company has historically accounted for the Regeneron Agreement under ASC 808 “Collaborative Arrangements” (ASC 808) and analogizes to ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) to determine the measurement and recognition of the consideration received. Consistent with this approach, the Company will analogize to ASC 606 to determine the appropriate accounting for the 10,000,000 shares of Series C preferred stock issued to Regeneron in connection with the amendment. The Company intends to account for the amended agreement with Regeneron in accordance with ASC 606-10-25-10 through 13. As the remaining goods and services under the contract are not distinct from those already provided, the Company will account for the contract modification as if it were part of the existing contract. ASC 606-10-32-5 indicates consideration paid to a customer shall be accounted for as a reduction in the transaction price of the contract, unless payment to the customer is in exchange for distinct goods or services. As the Company did not receive any distinct goods or services from Regeneron under the terms of the amendment, the Company has concluded the fair value of the shares of Series C preferred stock issued to Regeneron should be accounted for as a reduction of the consideration received from Regeneron.

The Company estimated the fair value of the Series C preferred stock issued to Regeneron of approximately $4.4 million based on the value derived from the term sheet for the Series D preferred stock offering with new and existing investors which ultimately occurred on November 2, 2020 and its assessment of additional objective and subjective factors that it believed were relevant at the time of the valuation. The valuation also contemplated the revised conversion prices of the Series A preferred stock, Series B preferred Stock and Series C preferred stock effective in connection with the contemplated Series D preferred stock offering.

January 12, 2021

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Laurence Reid, Decibel Therapeutics, Inc.